

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549-1004

FORM 11-K

_X_ ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

___TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____.

Commission file number(s): 333-110395, 333-75468, 333-90540 and 333-146565

**AUTOMATIC DATA PROCESSING, INC.
RETIREMENT AND SAVINGS PLAN**
(Full title of the plan)

**Automatic Data Processing, Inc.
One ADP Boulevard, Roseland, New Jersey 07068**
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Registrant's telephone number, including area code: (973) 974-5000

Notices and communications from the Securities and Exchange Commission Relative to this report should be forwarded to:

Michael A. Bonarti
Corporate Vice President, General Counsel and Secretary
Automatic Data Processing, Inc.
One ADP Boulevard
Roseland, New Jersey 07068

AUTOMATIC DATA PROCESSING, INC.
RETIREMENT AND SAVINGS PLAN

TABLE OF CONTENTS

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com • 888-542-6461 • fax 888-542-3291

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Automatic Data Processing, Inc.
Retirement and Savings Plan

We have audited the accompanying statements of net assets available for benefits of Automatic Data Processing, Inc. Retirement and Savings Plan (the "Plan") as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Automatic Data Processing, Inc. Retirement and Savings Plan as of December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the 2009 basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2009 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2009 basic financial statements taken as a whole.

J.H. Cohn LLP

Roseland, New Jersey
June 16, 2010

AUTOMATIC DATA PROCESSING, INC.
RETIREMENT AND SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS		
CASH	$ 13,576	$ 1,907
INVESTMENTS (Notes 3 and 4):		
Participant directed investments, at fair value	1,865,648,079	1,471,024,622
Participant loans receivable	58,555,434	56,425,535
TOTAL INVESTMENTS	1,924,203,513	1,527,450,157
RECEIVABLES:		
Employer contribution receivable	4,711	52,080,540
Participant contribution receivable	72,001	4,649,165
Broker receivable for securities sold	6,330,188	564,755
Interest and dividends receivable	4,144,065	4,215,492
TOTAL RECEIVABLES	10,550,965	61,509,952
TOTAL ASSETS	1,934,768,054	1,588,962,016
LIABILITIES		
Broker payable for securities purchased	14,465,565	22,489,165
Accrued expenses	1,432,481	607,389
TOTAL LIABILITIES	15,898,046	23,096,554
NET ASSETS AVAILABLE FOR BENEFITS	$ 1,918,870,008	$ 1,565,865,462

See notes to financial statements.

AUTOMATIC DATA PROCESSING, INC.
RETIREMENT AND SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2009

ADDITIONS:		
Contributions:		
Participant	$	144,676,999
Employer		55,849,638
Total contributions		200,526,637
Net appreciation in fair value of investments (Note 3)		253,732,573
Dividend income		34,859,834
Interest income		8,624,074
TOTAL ADDITIONS		497,743,118
DEDUCTIONS:		
Benefits paid to participants		(141,099,119)
Administrative and general expenses		(3,639,453)
TOTAL DEDUCTIONS		(144,738,572)
NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS		353,004,546
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year		1,565,865,462
End of year	$	1,918,870,008

See notes to financial statements.

1. DESCRIPTION OF PLAN

The following description of Automatic Data Processing, Inc. ("ADP") Retirement and Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is administered by a three-member committee (the "Plan Administrator") appointed by the Board of Directors of Automatic Data Processing, Inc. (the "Company" or the "Plan Sponsor"). JPMorgan Chase Bank, N.A. ("JPMorgan") serves as custodian of the Plan.

General—The Plan is a defined contribution plan established January 1, 1984 available to all eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions—

Participant Contributions—As defined in the Plan document, participating employees who are deemed non-highly compensated (employees earning less than $105,000 in 2008), can contribute up to 35% of their compensation, subject to the maximum deferral limits under the Internal Revenue Code ("IRC") (and certain special limits for Puerto Rico residents participating in the Plan). Participating employees earning more than these amounts ("Highly Compensated Employee") can only contribute up to the amount determined by the Plan Administrator annually (currently 10% of their compensation). Participants who have attained age 50 before the close of the Plan year are eligible to make additional contributions ("Catch-Up Contributions") up to the amount of $5,500 for 2009. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans ("rollover contributions"). Unless the employee elects otherwise, any employee hired on or after January 8, 2007 shall be automatically enrolled as a participant in the Plan after sixty days of employment at a deferral rate of 3% of compensation. These contributions will be invested in the JPMorgan SmartRetirement Fund that corresponds to their estimated retirement date. Participant contributions during the year ended December 31, 2009 include $4,591,980 of rollover contributions.

Matching Employer Contributions—Effective January 1, 2009, the Company contributes an amount equal to 50% of the first 6% of each participant's salary deferral election to the Plan. Once a participant has contributed to the Plan for 60 months, the Company's matching contribution increases to an amount equal to 70% of the first 6% of a participant's salary deferral election. Participants must be actively employed on December 31 of a given year to receive the matching contribution for that year. Matching contributions are not made on the employee catch-up contributions.

Limitations—In addition, there are contribution limitations set forth in the IRC, which the Plan must satisfy.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, an allocation of the Company's contribution, and an allocation of Plan gains or losses. Account balances are valued at fair market value, and are adjusted daily to reflect the net investment income of Plan investments. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments —Investments in the Plan consist of various investments which include the ADP Stock Fund, the Broadridge Stock Fund, separately managed accounts, commingled trusts, mutual funds, and money market funds.

The Seix Intermediate Bond Fund, the Columbia Dividend Value Fund (which replaced the Legg Mason Value Trust Fund on April 24, 2009), the Montag & Caldwell Growth Fund and the American Century Small Cap Value Fund are separately managed accounts, with underlying investments that include investments in publicly traded common stock, government bonds, corporate bonds and various other bond issues. The UBS S&P 500 Index Fund, the BlackRock Russell 2000 Growth Fund (which was formerly known as the Barclays Russell 2000 Growth Fund that replaced the Trusco Small Cap Growth Fund on December 1, 2006), the JPMorgan SmartRetirement Income Fund, the JPMorgan SmartRetirement 2010 Fund, the JPMorgan SmartRetirement 2015 Fund, the JPMorgan SmartRetirement 2020 Fund, the JPMorgan SmartRetirement 2030 Fund and the JPMorgan SmartRetirement 2040 Fund are commingled trusts. The Western Asset Institutional Money Market Fund is a money market fund. The Artio International Equity Fund is a mutual fund. The JPMorgan U.S. Government Short-Term Investment Fund is a money market fund used to invest residual cash and is not participant directed.

Participants direct the investment of their contributions and matching employer contributions into the 15 various investment options offered by the Plan. Effective January 1, 2009, matching contributions are deposited into participants' accounts each pay period and are made pursuant to their individual investment election on file at that time.

Vesting—Participants are immediately vested in their contributions, including salary deferral and rollover contributions. Matching Company contributions are vested as follows:

Less than two years of service from date of hire	0%
Two but less than three years of service from date of hire	50%
Three or more years of service from date of hire	100%

Payment of Benefits—In general, employee and employer contributions must remain in the Plan until the later of the attainment of age 65 or the end of employment. The employee may elect to begin taking in-service distributions anytime after the attainment of age 70.

On termination of service, a participant can receive a lump-sum amount equal to the value of the vested portion of his or her account. Alternatively, he or she can elect to defer payment if the total of the participant's vested account balance is more than $1,000. The balance in the participant's ADP Stock Fund account can be distributed as whole shares of Company common stock ("Company Stock") or as cash equivalent to the fair market value of the Company Stock at the date of distribution. Effective June 1, 2009, the Plan was amended to reflect certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001. Pursuant to this amendment, if the total of the participant's vested account balance is more than $1,000 but less than or equal to $5,000 on termination of service, and the participant has not elected to receive a lump-sum amount, ADP will automatically roll over the vested account balance to an individual retirement account ("IRA") established with The Bancorp Bank. Fees and expenses for the IRA will be charged against a participant's account unless he or she contacts the IRA provider and requests to make payment of the fees out-of-pocket.

Forfeitures—Upon termination of a participant's employment for reasons other than death before the attainment of age 65, the participant will be entitled to receive the vested portion of their account balance. The nonvested portion of the participant's account balance will be forfeited, and will be used to pay Plan expenses as well as to reduce the amount of future Company contributions pursuant to the Plan document. The amount of unused forfeitures as of December 31, 2009 and 2008 amounted to $2,766,275 and $344,307, respectively. For the year ended December 31, 2009, amounts used to pay administrative expenses amounted to $472,912, and the amount used to reduce employer contributions was $2,718,039.

Participant Loans—Plan participants may borrow funds from their account up to a maximum of $50,000 or 50% of their account balances, whichever is less, subject to certain limits and conditions. Outstanding loans are secured by the participant's interest in the Plan and bear interest at rates ranging from 4.25% to 10.5%, which are commensurate with local prevailing rates at the time funds are borrowed, as determined by the Plan Administrator. Loans are generally repaid through payroll deductions or, at the option of the participant, may be prepaid in total. Participants' loan repayments and any interest due are paid into the participants' account.

Employee Stock Ownership Plan Component–The Plan was amended effective January 1, 2002, to designate a portion of the Plan as an employee stock ownership plan ("ESOP Component" or "ESOP") which was designed to comply with IRC Section 4975 (e) (7) and the regulations thereunder, and Section 407(d) (6) of ERISA. The ESOP is defined as the portion of the Plan derived from (a) account balances invested in Company Stock and (b) all contributions made to the Plan after December 31, 2001 as further defined in the Plan amendment. The principal purpose of the ESOP Component is to provide participants an ownership interest in the Company. The following includes main highlights of the ESOP Component. Participants should refer to the Plan document for more information.

Investments in Company Stock – The ESOP Component will be invested primarily in Company Stock. Purchases of Company Stock may be made in the open market or, to the extent permitted by law, directly from the Company or shareholders of the Company. All purchases of Company Stock shall be made at prices that do not exceed the fair market value of such Company Stock, as determined by the Plan custodian at the time of purchase.

Dividends on Company Stock – Dividends paid by the Company with respect to shares of Company Stock held by the ESOP Component shall either be paid in cash directly to the participants, or pursuant to the participant's election, dividends can be reinvested in the ESOP Component. All cash dividends are paid out on a quarterly basis. If an election is made by a participant to receive a distribution in cash of dividends paid on Company Stock, then such dividends shall be held in a money market fund pending distribution.

Vesting – A participant will be 100% vested in their salary deferral and rollover contribution accounts and in any dividends paid on or after April 1, 2002 on Company Stock held in accounts.

Payment of Benefits – Payments to participants from the ESOP Component will be made in accordance with provisions as stated in the Plan document and amendments thereto, regarding the payment of benefits from the Plan.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following are the significant accounting policies followed by the Plan:

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risk and Uncertainties—The Plan utilizes various investment instruments including U.S. Government agency securities, debt securities of companies with strong credit ratings from a variety of industries, and in various equity securities, including Company Stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities, will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Income Recognition—Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

For mutual fund/money market fund investments, including Legg Mason Value Trust Fund, Artio International Equity Fund, and Western Asset Institutional Money Market Fund, management fees and operating expenses are reflected in the net asset value of the funds on a daily basis and are not reflected separately. Management fees for the separately managed accounts and comingled trusts are accrued on a daily basis, reflected in the daily unitized price, and paid on a quarterly basis. Consequently, management fees are reflected as a reduction of investment return for such investments.

Fair Value of Investments—Refer to Note 4.

Fair Value of Other Financial Instruments—The carrying amount of receivables and liabilities approximates fair value.

Payment of Benefits—Benefits payments to participants are recorded upon distribution. At December 31, 2009 and 2008, amounts allocated to accounts of individuals who had elected to withdraw but had not yet been paid totaled $215,936 and $41,932, respectively.

Recently Issued Accounting Pronouncements — In January 2010, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") 2010-6, "Improving Disclosures about Fair Value Investments." ASU 2010-6 amends the disclosure requirements in Accounting Standards Codification ("ASC") 820.10 "Fair Value Measurements and Disclosures," which the Plan adopted on January 1, 2008, and requires new disclosures regarding transfers in and out of Level 1 and Level 2 asset categories as well as more detailed information for the Level 3 reconciliation of activity, if required. Since the Plan adopted ASC 820.10, the Plan has not had any transfers in or out of Level 1 or Level 2. ASU 2010-6 also clarifies existing disclosure requirements regarding the level of disaggregation expected, valuation techniques and inputs to fair value measurements. ASU 2010-6 is effective for annual reporting periods beginning after December 15, 2009. We do not expect the adoption of ASU 2010-6 in 2010 to have a material impact on the Plan's financial statements.

3. INVESTMENTS

The investments of the Plan as of December 31, 2009 and 2008 are summarized as follows:

Investments, at fair value:	**2009**		**2008**	
Artio International Equity Fund	$ 236,597,001	*	$ 177,807,695	*
ADP Company Stock, 5,497,108 shares and 5,610,171 shares, respectively	235,386,165	*	220,704,127	*
Seix Intermediate Bond Fund	221,713,266		224,261,633	
Western Asset Institutional Money Market Fund	220,131,628	*	222,722,955	*
UBS S&P 500 Index Fund	154,776,506	*	106,636,478	*
Columbia Dividend Value Fund	146,994,502		-	
Montag & Caldwell Growth Fund	121,129,157		82,506,243	
BlackRock Russell 2000 Growth Fund	120,015,087	*	75,523,766	
JPMorgan SmartRetirement 2020 Fund	99,519,652	*	69,849,972	
American Century Small Cap Value Fund	87,629,024		46,547,214	
JPMorgan SmartRetirement 2030 Fund	77,709,658		46,450,359	
JPMorgan SmartRetirement 2040 Fund	48,508,786		22,328,124	
JPMorgan SmartRetirement 2015 Fund	45,703,785		32,907,097	
JPMorgan SmartRetirement 2010 Fund	26,189,881		21,431,996	
JPMorgan SmartRetirement Income Fund	20,589,254		14,484,319	
JPMorgan U.S. Government Short-Term Investment Fund	3,051,743		2,978,728	
Broadridge Company Stock, 117 shares and 117 shares, respectively	2,639		1,467	
Trusco Small Cap Growth Fund	345		424	
Legg Mason Value Trust Fund	-		103,882,025	*
Participant loans receivable	58,555,434		56,425,535	
Total investments	$ 1,924,203,513		$ 1,527,450,157	

* Investments held that represent 5% or more of the Plan's net assets available for benefits at the end of each of the respective years. For separately managed accounts (Seix Intermediate Bond Fund, Columbia Dividend Value Fund, Montag & Caldwell Growth Fund and American Century Small Cap Value Fund), underlying investments are used to make such determination.

3. INVESTMENTS (continued)

During the year ended December 31, 2009, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

UBS S&P 500 Index Fund	$ 32,581,180
Columbia Dividend Value Fund	30,147,685
Artio International Equity Fund	28,058,427
BlackRock Russell 2000 Growth Fund	29,594,159
Montag & Caldwell Growth Fund	27,444,362
American Century Small Cap Value Fund	21,012,825
JPMorgan SmartRetirement 2020 Fund	20,074,255
ADP Stock Fund	19,537,682
JPMorgan SmartRetirement 2030 Fund	17,049,675
JPMorgan SmartRetirement 2040 Fund	10,512,398
JPMorgan SmartRetirement 2015 Fund	8,312,977
JPMorgan SmartRetirement 2010 Fund	4,150,143
JPMorgan SmartRetirement Income Fund	2,814,696
Legg Mason Value Trust Fund	2,484,574
Trusco Small Cap Growth Fund	11,328
Western Asset Institutional Money Market Fund	175
Seix Intermediate Bond Fund	(53,968)
Net appreciation in fair value of investments	$ 253,732,573

4. FAIR VALUE MEASUREMENTS

On January 1, 2008, the Plan adopted ASC 820.10 for assets recognized or disclosed at fair value on a recurring basis. The guidance in ASC 820.10 clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures on fair value measurements. ASC 820.10 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. ASC 820.10 establishes market or observable inputs as the preferred source of fair value, followed by assumptions based on hypothetical transactions in the absence of market inputs.

The valuation techniques required by ASC 820.10 are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Plan's market assumptions. These two types of inputs create the following three-level hierarchy to prioritize the inputs used in measuring fair value. The levels within the hierarchy are described below with Level 1 having the highest priority and Level 3 having the lowest priority.

Level 1 Fair value is determined based upon closing prices for identical instruments that are traded on active exchanges.

Level 2 Fair value is determined based upon quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; or model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 Fair value is determined based upon significant inputs to the valuation model that are unobservable.

4. FAIR VALUE MEASUREMENTS (continued)

Plan investments included in Level 1 are valued using closing prices for identical instruments that are traded on active exchanges. Plan investments included in Level 2 are valued based upon the closing price fair values of the publicly traded underlying investments. Level 3 investments include participant loans receivable and are valued at amortized cost, which approximates fair value.

The following tables present the investments of the Plan measured at fair value at December 31, 2009 and 2008. Refer to Note 3 for additional disclosure in relation to investments.

December 31, 2009	Level 1	Level 2	Level 3	Total
Common and Preferred Stock, REIT	$ 576,867,883	$ 393,075	$ -	$ 577,260,958
Mutual Funds	243,339,775	-	-	243,339,775
Commingled Trusts	-	593,012,609	-	593,012,609
Money Markets	-	247,985,279	-	247,985,279
U.S. Government Securities	-	117,335,712	-	117,335,712
Mortgage-Backed Securities	-	34,861,580	-	34,861,580
Corporate Bonds	-	51,852,166	-	51,852,166
Participant Loans Receivable	-	-	58,555,434	58,555,434
Total Investments	$ 820,207,658	$ 1,045,440,421	$ 58,555,434	$ 1,924,203,513

December 31, 2008	Level 1	Level 2	Level 3	Total
Common and Preferred Stock, REIT	$ 345,613,859	$ -	$ -	$ 345,613,859
Mutual Funds	283,360,887	-	-	283,360,887
Commingled Trusts	-	389,612,111	-	389,612,111
Money Markets	-	254,083,070	-	254,083,070
U.S. Government Securities	-	85,731,649	-	85,731,649
Mortgage-Backed Securities	-	60,254,735	-	60,254,735
Corporate Bonds	-	52,368,311	-	52,368,311
Participant Loans Receivable	-	-	56,425,535	56,425,535
Total Investments	$ 628,974,746	$ 842,049,876	$ 56,425,535	$ 1,527,450,157

4. FAIR VALUE MEASUREMENTS (continued)

The following table presents a summary of changes in the fair value of the Plan's Level 3 assets for the year ended December 31, 2009:

Participant Loans Receivable, beginning of year	$ 56,425,535
Net borrowings less principal repayments	2,129,899
Participant Loans Receivable, end of year	$ 58,555,434

5. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

At December 31, 2009 and 2008, the Plan held 5,533,108 and 5,610,171 shares, respectively, of Company Stock with a cost basis of $204,917,796 and $207,708,988, respectively. For the year ended December 31, 2009, the Plan recorded dividend income in the amount of $7,523,098 from participants' investments in the ADP Stock Fund.

Certain Plan investments are shares of mutual funds and money market funds managed by JPMorgan. JPMorgan is the custodian of the Plan.

Certain employees and officers of the Company, who may also be participants in the Plan, perform administrative services to the Plan at no cost to the Plan.

These party-in-interest transactions are not deemed prohibited because they are covered by statutory and administrative exemptions from the IRC, the rules thereunder, and from the prohibited transactions provisions of ERISA.

6. PLAN TERMINATION

Although the Company has not expressed any intention to do so, it has the right under the provisions of the Plan to discontinue its contributions at any time by amending or terminating the Plan subject to the provisions of ERISA. However, upon full or partial termination of the Plan, each participant who is then an employee of the Company shall become 100% vested in his or her employer matching contribution account, and shall not be subjected to forfeiture. Furthermore, no amendment shall decrease a participant's vested interest under the Plan at the effective date of such amendment.

7. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated August 9, 2002 that the Plan and related Trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, ADP and Plan management believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC, and that the Plan and related Trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

* * * * *

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2009

	Description	Number of Shares		Current Value
ADP STOCK FUND				
Common Stock				
*AUTOMATIC DATA PROCESSING, INC. COM STK	Common Stock	5,497,108	$	235,386,165
BROADRIDGE FINANCIAL SOLUTIONS COM STK	Common Stock	117		2,639
Total Common Stock				**235,388,804**
Short-Term Investment Fund				
*J.P. Morgan U.S. Government Short-Term Investment Fund	Money Market	3,051,743		3,051,743
TOTAL ADP STOCK FUND			$	238,440,547
AMERICAN CENTURY SMALL CAP VALUE FUND				
Common Stock				
AAR CORP COM STK	Common Stock	6,600	$	151,668
AARONS INC COM	Common Stock	6,100		169,153
ABM INDUSTRIES INC COM STK	Common Stock	6,600		136,356
ACTUANT CORP CLS 'A' COM STK	Common Stock	17,000		315,010
ACUITY BRANDS INC COM STK	Common Stock	3,600		128,304
ALASKA AIR GROUP INC COM STK	Common Stock	3,900		134,784
ALLEGIANT TRAVEL COM STK	Common Stock	2,800		132,076
ALLIANCE HEALTHCARE SERVICES INC COM STK	Common Stock	48,300		275,793
ALMOST FAMILY INC COM STK	Common Stock	4,100		162,073
AMERICAN ECOLOGY CORP COM STK	Common Stock	21,600		368,064
AMERICAN EQUITY INVT LIFE HLDG CO COM ST	Common Stock	13,900		103,416
AMERICAN ITALIAN PASTA CLASS 'A'	Common Stock	6,400		222,656
AMERICAN NATIONAL BANKSHARES COM STK	Common Stock	7,600		166,440
AMERIGROUP CORP COM STK	Common Stock	7,100		191,416
AMSURG CORP COM STK	Common Stock	13,100		288,462
ANALOGIC CORP COM STK	Common Stock	5,000		192,550
ANIXTER INTERNATIONAL INC COM STK	Common Stock	3,900		183,690
APOGEE ENTERPRISES INC COM STK	Common Stock	8,100		113,400
APOLLO INVESTMENT CORP COM STK	Common Stock	30,000		285,900
ARBITRON INC COM STK	Common Stock	7,600		177,992
ARCH CHEMICALS INC COM STK	Common Stock	9,500		293,360
ARES CAPITAL CORP COM STK	Common Stock	39,400		490,530
ARKANSAS BEST CORP COM STK	Common Stock	4,100		120,663
ARTESIAN RESOURCES CORP CLASS 'A' COM STK	Common Stock	12,000		219,720
ARTIO GLOBAL INVESTORS INC	Common Stock	9,700		247,253
ASPEN INSURANCE HLDGS COM STK	Common Stock	8,300		211,235
ASPEN TECHNOLOGY INC COM STK	Common Stock	15,900		155,820
ASSISTED LIVING CONCEPTS INC CLASS 'A' COM	Common Stock	9,500		250,515
ASSOCIATED BANC-CORP COM STK	Common Stock	16,500		181,665
ASSURED GUARANTY LTD COM STK	Common Stock	7,700		167,552
ATC TECHNOLOGY CORP COM STK	Common Stock	6,200		147,870
ATHEROS COMMUNICATIONS INC COM STK	Common Stock	3,615		123,777

(Continued)

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2009

	Description	Number of Shares		Current Value
AMERICAN CENTURY SMALL CAP VALUE FUND (Con't)				
Common Stock (Con't)				
AVISTA CORP COM STK	Common Stock	10,000	$	215,900
B & G FOODS HLDS COM CLASS 'A'	Common Stock	14,000		128,520
BALDWIN & LYONS INC CLASS 'B'	Common Stock	12,900		317,469
BALLY TECHNOLOGIES INC COM STK	Common Stock	2,700		111,483
BARNES GROUP INC COM STK	Common Stock	14,200		239,980
BEBE STORES INC COM STK	Common Stock	21,200		132,924
BEL FUSE INC CLASS 'B' SHS	Common Stock	10,800		232,092
BELDEN INC COM STK	Common Stock	10,555		231,366
BELO CORP CLASS 'A' COM STK	Common Stock	34,600		188,224
BEMIS CO INC COM STK	Common Stock	3,900		115,635
BENCHMARK ELECTRONICS INC COM STK	Common Stock	15,300		289,323
BERRY PETROLEUM CORP CLASS 'A' COM STK	Common Stock	4,400		128,260
BIG LOTS INC COM STK	Common Stock	10,500		304,290
BILL BARRETT CORP COM	Common Stock	9,900		307,989
BIOVAIL CORP INTL COM	Common Stock	9,000		125,640
BJS WHOLESALE CLUB INC COM STK	Common Stock	3,900		127,569
BLACK BOX CORP COM STK	Common Stock	4,100		116,194
BLACK HILLS CORP COM STK	Common Stock	7,000		186,410
BOB EVANS FARMS INC COM STK	Common Stock	6,300		182,385
BOSTON BEER CO INC CLASS 'A' COM STK	Common Stock	5,100		237,660
BOSTON PRIVATE FINANCIAL HLDGS INC COM	Common Stock	42,600		245,802
BRADY CORP 'A' NON.V	Common Stock	6,200		186,062
BRINK'S COMPANY BRINKS GROUP COM	Common Stock	13,200		321,288
BRISTOW GROUP INC COM STK	Common Stock	4,800		184,560
BROOKLINE BANCORP	Common Stock	22,500		222,975
BRUSH ENGINEERED MATERIALS INC COM STK	Common Stock	8,800		163,152
BURGER KING HOLDINGS COM STK	Common Stock	12,200		229,604
CABELAS INC COM STK	Common Stock	14,500		206,770
CACI INTL INC CLASS A COM	Common Stock	4,500		219,825
CADENCE DESIGN SYSTEMS INC COM STK	Common Stock	23,400		140,166
CALAMOS ASSET MANAGEMENT INC COM STK	Common Stock	20,100		231,753
CARPENTER TECHNOLOGY CORP COM STK	Common Stock	4,900		132,055
CASEY'S GENERAL STORES INC COM STK	Common Stock	3,400		108,528
CASS INFORMATION SYSTEMS COM STK	Common Stock	5,600		170,240
CATO CORP CLASS 'A' COM STK	Common Stock	7,200		144,432
CDI CORP COM STK	Common Stock	14,500		187,775
CENTRAL VERMONT PUBLIC SERVICE CORP COM	Common Stock	10,400		216,320

(Continued)

AUTOMATIC DATA PROCESSING, INC.
RETIREMENT AND SAVINGS PLAN

Plan Number 002
Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2009

	Description	Number of Shares		Current Value
AMERICAN CENTURY SMALL CAP VALUE FUND (Con't)				
Common Stock (Con't)				
CERADYNE INC COM STK	Common Stock	9,700	$	186,337
CHESAPEAKE UTILITIES CORP COM STK	Common Stock	4,000		128,200
CHILDRENS LACE RETAIL STORE INC COM STK	Common Stock	7,500		247,575
CHRISTOPHER & BANKS CORP COM STK	Common Stock	35,505		270,548
CLECO CORP COM STK	Common Stock	4,700		128,451
COUR D'ALENE MINECOM	Common Stock	8,800		158,928
COHERENT INC COM STK	Common Stock	6,000		178,380
COHU INC COM STK	Common Stock	10,400		145,080
COLDWATER CREEK COM STK	Common Stock	33,600		149,856
COMFORT SYSTEMS USA COM STK	Common Stock	13,700		169,058
COMMERCIAL METALS CO COM STK	Common Stock	12,200		190,930
COMPUWARE CORP COM STK	Common Stock	23,800		172,074
CONMED CORP COM STK	Common Stock	5,500		125,400
COOPER TIRE & RUBBER CO COM STK	Common Stock	11,000		220,550
CORE-MARK HLDG CO INC COM STK	Common Stock	5,800		191,168
CORINTHIAN COLLEGES INC COM STK	Common Stock	25,088		345,462
CORN PRODUCTS INTERNATIONAL INC COM STK	Common Stock	3,400		99,382
CROCS INC COM STK	Common Stock	28,900		166,175
CSS INDUSTRIES INC COM STK	Common Stock	7,149		138,977
CULLEN FROST BANKERS COM STK	Common Stock	3,400		170,000
CURTISS-WRIGHT CORP COM STK	Common Stock	14,200		444,744
CUTERA INC COM STK	Common Stock	41,900		356,569
CVB FINANCIAL NPV	Common Stock	15,800		136,512
CYMER INC COM STK	Common Stock	3,200		122,816
CYTEC INDUSTRIES INC COM STK	Common Stock	9,200		335,064
DANA HOLDING CORP	Common Stock	12,200		132,248
DELPHI FINANCIAL GROUP INC CLASS 'A' COM	Common Stock	5,800		129,746
DHT MARITIME INC COM STK	Common Stock	93,000		342,240
DIANA SHIPPING INC COM STK	Common Stock	18,100		262,088
DRESS BARN INC COM STK	Common Stock	5,900		136,290
EAST WEST BANCORP INC COM STK	Common Stock	11,200		176,960
ELECTRO SCIENTIFIC INDUSTRIES INC COM ST	Common Stock	22,400		242,368
ELECTRONICS FOR IMAGING INC COM STK	Common Stock	20,500		266,705
EMCOR GROUP COM STK	Common Stock	10,600		285,140
EMPIRE DISTRICT ELECTRIC CO COM STK	Common Stock	5,300		99,269
EMULEX CORP COM STK	Common Stock	11,300		123,170
ENCORE WIRE CORP COM STK	Common Stock	10,100		212,807
ENDO PHARMACEUTICAL HLDGS INC COM STK	Common Stock	11,000		225,610
ENTERCOM COMMUNICATIONS COM STK	Common Stock	35,485		250,879

(Continued)

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2009

	Description	Number of Shares		Current Value
AMERICAN CENTURY SMALL CAP VALUE FUND (Con't)				
Common Stock (Con't)				
ENTRAVISION COMMUNICATIONS CORP CLASS 'A'	Common Stock	118,800	$	403,920
ERIE INDEMNITY CO CLASS 'A' COM STK	Common Stock	16,900		659,438
ESTERLINE TECHNOLOGIES CORP COM STK	Common Stock	4,000		163,080
FARMER BROS CO COM STK	Common Stock	5,700		112,518
FERRO CORP COM STK	Common Stock	24,100		198,584
FIFTH STREET FINANCE CORP	Common Stock	12,800		137,472
FINISH LINE IN CLASS 'A' COM STK	Common Stock	30,000		376,500
FIRST CITIZENS BANCSHARES INC NRTH CLASS	Common Stock	800		131,208
FIRST FINANCIAL NORTHWEST INC COM STK	Common Stock	26,500		173,575
FIRST MIDWEST BANCORP COM STK	Common Stock	12,000		130,680
FIRST NIAGARA FINANCIAL GROUP INC COM	Common Stock	27,000		375,570
FIRSTMERIT CORP COM STK	Common Stock	11,100		223,554
FLUSHING FINANCIAL CORP COM STK	Common Stock	13,100		147,506
FNB CORP PA COM STK	Common Stock	19,000		129,010
FOOT LOCKER INC COM STK	Common Stock	11,100		123,654
FOREST OIL CORP COM STK	Common Stock	21,900		487,275
FRED'S INC CLASS 'A' COM STK	Common Stock	15,500		158,100
FREIGHTCAR AMERICA INC COM STK	Common Stock	7,800		154,674
FRONTIER OIL CORP COM STK	Common Stock	31,300		376,852
FULLER (H.B.) CO COM STK	Common Stock	8,800		200,200
FULTON FINANCIAL CORP COM STK	Common Stock	52,600		458,672
GANNETT CO INC COM STK	Common Stock	9,800		145,530
GATX CORP COM STK	Common Stock	4,900		140,875
GENCO SHIPPING & TRADING LIMITED COM STK	Common Stock	6,700		149,946
GENERAL CABLE CORP COM STK	Common Stock	4,100		120,622
GENESCO INC COM STK	Common Stock	7,500		205,950
GLATFELTER (P.H.) CO COM STK	Common Stock	13,900		168,885
GLOBAL INDUSTIRES COM STK	Common Stock	18,100		129,053
GLOBE SPECIALTY METALS INC	Common Stock	13,700		128,780
GMX RESOURCES INC COM	Common Stock	10,500		144,270
GOODRICH PETROLEUM CORPORATION COM STK	Common Stock	5,900		143,665
GRANITE CONSTRUCTION COM STK	Common Stock	19,400		653,004
GREAT PLAINS ENERGY INC COM STK NPV	Common Stock	25,900		502,201
GRIFFON CORP COM STK	Common Stock	14,700		179,634
HAMPTON ROADS BANKSHARES INC COM STK	Common Stock	18,000		31,140
HANOVER INSURANCE GROUP INC COM STK	Common Stock	6,500		288,795
HARTE-HANKS INC COM STK	Common Stock	21,300		229,614
HAYNES INTERNATIONAL INC COM STK	Common Stock	11,400		375,858
HCC INSURANCE HLDG COM STK	Common Stock	27,700		774,769

(Continued)

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2009

	Description	Number of Shares	Current Value
AMERICAN CENTURY SMALL CAP VALUE FUND (Con't)			
Common Stock (Con't)			
HEIDRICK & STRUGGLES COM STK	Common Stock	3,900	$ 121,836
HELEN OF TROY COM STK	Common Stock	4,600	112,516
HELIX ENERGY SOLUTIONS GROUP INC COM STK	Common Stock	10,300	121,025
HERITAGE FINANCIAL CORP COM STK	Common Stock	18,500	254,930
HFF INC COM STK	Common Stock	26,700	166,875
HOT TOPIC INC COM STK	Common Stock	29,500	187,620
HUB GROUP INC CLASS 'A' COM SHS	Common Stock	5,900	158,297
HUBBELL INC CLASS 'B'	Common Stock	2,900	137,170
HUNTINGTON BANCSHARES INC COM STK	Common Stock	58,100	212,065
IAC/INTERACTIVE CORP COM STK	Common Stock	10,800	221,184
IBERIABANK CORP COM STK	Common Stock	2,600	139,906
IDACORP INC COM STK	Common Stock	4,200	134,190
IDEX CORP COM STK	Common Stock	4,300	133,945
IESI-BFC LTD	Common Stock	44,500	712,890
II-VI INC COM	Common Stock	6,500	206,700
INTEGRATED DEVICE TECHNOLOGY INC COM STK	Common Stock	27,200	175,984
INTER PARFUMS INC COM STK	Common Stock	20,400	248,268
INTERACTIVE DATA CORP COM STK	Common Stock	6,100	154,330
INTERSIL CORP CLASS 'A' COM STK	Common Stock	15,800	242,372
INTREPID POTASH INC	Common Stock	10,200	297,534
INVESTMENT TECHNOLOGY GROUP COM STK	Common Stock	8,800	173,360
IOWA TELECOMMUNICATIONS SVCS INC COM STK	Common Stock	10,800	181,008
JACK IN THE BOX INC COM STK	Common Stock	10,700	210,469
JAKKS PACIFIC INC COM STK	Common Stock	11,000	133,320
JETBLUE AIRWAYS CORP COM STK	Common Stock	25,800	140,610
JOURNAL COMMUNICATIONS INC COM STK	Common Stock	58,886	229,067
K-FED BANCORP COM STK	Common Stock	17,600	154,704
KADANT INC COM STK	Common Stock	8,800	140,448
KAISER ALUMINUM CORP COM STK	Common Stock	2,800	116,536
KAMAN CORP	Common Stock	11,600	267,844
KAYDON CORP COM STK	Common Stock	3,600	128,736
KBR INC COM STK	Common Stock	7,000	133,000
KENNAMETAL INC CAP STK	Common Stock	9,500	246,240
KEY ENERGY SERVICES INC COM STK	Common Stock	20,500	180,195
KEYCORP COM STK	Common Stock	36,500	202,575
KHD HUMBOLDT WEDAG INTERNATIONAL	Common Stock	15,700	213,677
KINDRED HEALTHCARE INC COM STK	Common Stock	9,800	180,908
KORN-FERRY INTERNATIONAL COM STK	Common Stock	7,100	117,150
KRATON PERFORMANCE POLYMERS INC	Common Stock	9,300	126,108

(Continued)

FORM 5500, SCHEDULE H, PART IV, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2009

	Description	Number of Shares		Current Value
AMERICAN CENTURY SMALL CAP VALUE FUND (Con't)				
Common Stock (Con't)				
LAKELAND FINANCIAL CORP COM STK	Common Stock	11,000	$	189,750
LAWSON PRODUCTS INC COM STK	Common Stock	11,200		197,680
LAWSON SOFTWARE INC COM STK	Common Stock	21,200		140,980
LEAR CORP COM NEW WI	Common Stock	1,900		128,516
LEXMARK INTERNATIONAL INC CLASS 'A' COM STK	Common Stock	4,300		111,714
LIFEPOINT HOSPITALS INC COM STK	Common Stock	6,200		201,562
LIN TV CORP COM STK	Common Stock	51,700		230,582
LINCOLN EDUCATIONAL SERVICES CORP COM STK	Common Stock	14,700		318,549
LINCOLN ELECTRIC HLDS INC COM STK	Common Stock	5,400		288,684
LITTELFUSE INC COM STK	Common Stock	3,700		118,955
LOUISIANA-PACIFIC CORP COM STK	Common Stock	27,300		190,554
LSI INDUSTRIES COM STK	Common Stock	30,200		237,976
LUFKIN INDUSTRIES INC COM STK	Common Stock	1,800		131,760
M/I HOMES, INC. COM	Common Stock	13,300		138,187
MAGELLAN HEALTH SERVICES INC	Common Stock	14,200		578,366
MARINER ENERGY INC COM STK	Common Stock	29,600		343,656
MARSHALL & ILSLEY CORP NEW COM STK	Common Stock	72,800		396,760
MARTEK BIOSCIENCES CORP COM STK	Common Stock	4,000		75,760
MATTSON TECHNOLOGY INC COM STK	Common Stock	57,800		206,924
MAX CAPITAL GROUP COM STK	Common Stock	9,400		209,620
MB FINANCIAL INC COM STK	Common Stock	6,600		130,152
MCCLATCHY CO CLASS 'A' COM STK	Common Stock	64,600		228,684
MCG CAPITAL CORP COM STK	Common Stock	40,400		174,528
MDC HLDGS INC COM STK	Common Stock	3,100		96,224
MDU RESOURCES GROUP INC COM STK	Common Stock	5,500		129,800
MEMC ELECTRONICS MATERIALS INC COM STK	Common Stock	13,100		178,422
MENS WEARHOUSE INC COM STK	Common Stock	6,500		136,890
MERCER INSURANCE GROP INC COM STK	Common Stock	17,600		319,792
MESABI TRUST CERTS BNF INT	Common Stock	10,300		131,840
METHODE ELECTRONICS INC COM CLASS 'A'	Common Stock	16,200		140,616
MINERALS TECHNOLOGIES INC COM STK	Common Stock	3,200		174,304
MISTRAS GROUP INC	Common Stock	16,800		253,008
MKS INSTRUMENTS INC COM STK	Common Stock	6,900		120,129
MOLEX INC COM STK	Common Stock	10,700		230,585
MOOG INC CLASS 'A' (LIM.V)	Common Stock	13,700		400,451
MPS GROUP INC COM STK	Common Stock	8,800		120,912
MUELLER INDUSTRIES INC COM STK	Common Stock	26,100		648,324
MUELLER WATER PRODUCTS INC COM STK	Common Stock	71,000		369,200
NATIONAL BANKSHARES INC COM STK	Common Stock	5,600		158,424

(Continued)

FORM 5500, SCHEDULE H, PART IV, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2009

	Description	Number of Shares		Current Value
AMERICAN CENTURY SMALL CAP VALUE FUND (Con't)				
Common Stock (Con't)				
NATIONAL HEALTH CARE CORP COM STK	Common Stock	10,900	$	393,599
NCR CORP COM STK	Common Stock	21,500		239,295
NEUSTAR INC-CLASS COM STK	Common Stock	5,100		117,504
NICOR INC COM STK	Common Stock	7,400		311,540
NORDIC AMERICAN TANKER SHIPPING	Common Stock	5,700		171,000
NORTH AMERICAN ENERGY PARTNERS COM NPV	Common Stock	18,598		135,021
NORTHWESTERN CORPORATION COM STK	Common Stock	6,300		163,926
NOVATEL WIRELESS INC	Common Stock	15,500		123,535
OLD DOMINION FREIGHT LINE INC COM STK	Common Stock	4,500		138,150
OLD NATIONAL BANCORP (INDIANA) COM STK	Common Stock	17,600		218,768
OLIN CORP COM STK	Common Stock	14,500		254,040
OM GROUP INC COM STK	Common Stock	5,200		163,228
OPNEXT INC COM STK	Common Stock	48,900		92,910
ORBITAL SCIENCES COM STK	Common Stock	9,200		140,392
PACIFIC CONTINETAL CORP COM STK	Common Stock	13,300		152,152
PAR PHARMACEUTICAL	Common Stock	4,900		132,594
PARAMETRIC TECHNOLOGY CORP NEW COM STK	Common Stock	45,200		738,568
PARK ELECTROCHEMICAL CORP COM STK	Common Stock	7,300		201,772
PC CONNECTION COM STK	Common Stock	24,700		166,725
PENN VIRGINIA CORP COM STK	Common Stock	10,600		225,674
PENNANTPARK INVESTMENT CORPORATION COM	Common Stock	20,600		183,752
PENTAIR INC COM STK	Common Stock	5,300		171,190
PEP BOYS MANNY MOE & JACK COM STK	Common Stock	20,649		174,690
PERRIGO CO COM STK	Common Stock	3,200		127,488
PHARMACEUTICAL PRODUCT DEVELOPMENT COM	Common Stock	20,400		478,176
PIKE ELECTRIC CORPORATION COM STK	Common Stock	23,095		214,322
PLANTRONICS INC COM STK	Common Stock	4,000		103,920
PLATINUM UNDERWRITERS HLDGS LTD	Common Stock	8,700		333,123
PMI GROUP INC COM STK	Common Stock	39,963		100,707
POLYCOM INC COM STK	Common Stock	9,200		229,724
PORTLAND GENERAL ELECTRIC CO COM	Common Stock	31,000		632,710
PRESTIGE BRANDS HLDGS INC COM STK	Common Stock	23,100		181,566
PROASSURANCE CORP COM STK	Common Stock	5,500		295,405
PROSPECT CAPITAL CORP COM STK	Common Stock	22,213		262,335
PROVIDENT FINANCIAL SERVICES INC COM STK	Common Stock	12,600		134,190
PZENA INVESTMENT MANAGEMENT, INC COM STK	Common Stock	15,700		127,798
RADIANT SYSTEMS INC COM STK	Common Stock	17,600		183,040
RADIOSHACK CORP COM STK	Common Stock	5,900		115,050
RALCORP HOLDINGS INC COM STK	Common Stock	2,400		143,304

(Continued)

AUTOMATIC DATA PROCESSING, INC.
RETIREMENT AND SAVINGS PLAN

Plan Number 002
Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2009

	Description	Number of Shares	Current Value
AMERICAN CENTURY SMALL CAP VALUE FUND (Con't)			
Common Stock (Con't)			
RBC BEARINGS INC	Common Stock	9,100	$ 221,403
RC2 CORP COM STK	Common Stock	8,900	131,275
REALNETWORKS INC COM STK	Common Stock	33,900	125,769
RED ROBIN GOURMET BURGERS INC COM STK	Common Stock	22,200	397,380
REGAL BELOIT CORP COM STK	Common Stock	3,100	161,014
REGIS CORP COM STK	Common Stock	11,100	172,827
RENT-A-CENTER INC COM STK	Common Stock	11,000	194,920
ROBBINS & MYERS INC COM	Common Stock	9,000	211,680
ROGERS CORP CAP STK	Common Stock	12,700	384,937
ROSETTA RESOURCES INC COM STK	Common Stock	9,500	189,335
ROYAL GOLD INC COM STK	Common Stock	3,600	169,560
RTI INTERNATIONAL METALS INC COM STK	Common Stock	8,400	211,428
RUBY TUESDAY INC COM	Common Stock	18,300	131,760
RUDDICK CORP COM STK	Common Stock	6,200	159,526
RUDOPLH TECHNOLOGIES INC COM STK	Common Stock	10,000	67,200
RUE21 INC	Common Stock	3,630	101,967
SCHIFF NUTRITION INTERNATIONAL INC CLASS	Common Stock	22,500	175,950
SCHULMAN (A.) INC COM STK	Common Stock	8,000	161,440
SCRIPPS (EW) CO NEW CLASS 'A' COM STK	Common Stock	42,200	293,712
SENECA FOODS CLASS 'A' COM STK	Common Stock	8,300	198,121
SENSIENT TECHNOLOGIES CORP COM STK	Common Stock	6,400	168,320
SIGMA DESIGNS INC COM STK	Common Stock	17,300	185,110
SILGAN HLDGS INC COM STK	Common Stock	2,300	133,124
SILICON GRAPHICS INTERNATIONAL CORP COM	Common Stock	10,000	70,100
SIMPSON MFG CO INC COM STK	Common Stock	10,800	290,412
SINCLAIR BROADCAST GROUP INC CLASS 'A' COM	Common Stock	31,100	125,333
SKECHERS USA INC CLASS 'A' COM STK	Common Stock	4,500	132,345
SKYWEST INC COM STK	Common Stock	7,600	128,592
SOLUTIA INC COM STK	Common Stock	17,500	222,250
SONOCO PRODUCTS CO COM STK	Common Stock	11,300	330,525
SOUTHWEST GAS CORP COM STK	Common Stock	7,200	205,416
SPORT SUPPLY GROUP INC (DELAWARE) COM ST	Common Stock	16,900	212,771
ST MARY LAND & EXPLORATION COM STK	Common Stock	3,600	123,264
STAGE STORES INC COM STK	Common Stock	12,100	149,556
STANDARD MOTOR PRODUCTS INC COM STK	Common Stock	14,800	126,096
STERLING BANCSHARES INC COM STK	Common Stock	37,342	191,564
SUPERIOR ENERGY SERVICES INC COM STK	Common Stock	9,700	235,613
SYBASE INC COM STK	Common Stock	12,600	546,840
SYKES ENTERPRISES INC COM STK	Common Stock	4,700	119,709

(Continued)

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2009

	Description	Number of Shares		Current Value
AMERICAN CENTURY SMALL CAP VALUE FUND (Con't)				
Common Stock (Con't)				
SYNOPSYS INC COM STK	Common Stock	5,700	$	126,996
S1 CORP. COM STK	Common Stock	23,800		155,176
TALECRIS BIOTHERAPEUTICS HLDGS CORP	Common Stock	10,000		222,700
TCF FINANCIAL COM STK	Common Stock	19,500		265,590
TECH DATA CORP COM STK	Common Stock	3,200		149,312
TEXAS INDUSTRIES INC COM STK	Common Stock	4,900		171,451
THOMAS & BETTS CORP COM STK	Common Stock	4,600		164,634
THQ INC COM STK	Common Stock	46,100		232,344
TIBCO SOFTWARE INC COM STK	Common Stock	22,700		218,601
TOTAL SYSTEM SERVICES INC	Common Stock	6,900		119,163
TRADESTATION GROUP INC COM STK	Common Stock	27,400		216,186
TREDEGAR CORP COM	Common Stock	8,900		140,798
TRIUMPH GROUP INC COM STK	Common Stock	5,700		275,025
TRUSTMARK CORP COM STK	Common Stock	6,200		139,748
TTM TECHNOLOGIES INC COM STK	Common Stock	7,100		81,863
ULTICOM INC COM STK	Common Stock	28,850		272,921
UNIT CORP COM STK	Common Stock	3,900		165,750
UNITED BANKSHARES INC COM STK	Common Stock	9,300		185,721
UNITED FIRE & CASUALTY CO COM STK	Common Stock	9,700		176,831
UNITIL CORP COM STK	Common Stock	8,200		188,436
UNITRIN COM STK	Common Stock	8,700		191,835
US PHYSICAL THERAPY COM STK	Common Stock	16,500		279,345
UTAH MEDICAL PRODUCTS COM STK	Common Stock	8,800		258,016
UTI WORLDWIDE INC ORD	Common Stock	15,900		227,688
VALIDUS HOLDING LTD COM STK	Common Stock	7,587		204,395
VALUE LINE INC COM STK	Common Stock	5,000		125,550
VARIAN SEMICONDUCT EQUIP ASSOCK INC COM	Common Stock	3,800		136,344
VERIGY LTD COM	Common Stock	22,200		285,714
VISHAY INTL	Common Stock	27,200		227,120
VITAMIN SHOPPE INC (DEL)	Common Stock	5,700		126,768
W & T OFFSHORE INC COM STK	Common Stock	53,500		625,950
WABTEC CORPORATIONCOM	Common Stock	3,200		130,688
WASHINGTON BANKING CO COM STK	Common Stock	21,030		251,098
WASHINGTON FEDERAL INC COM STK	Common Stock	11,000		212,740
WATSON WYATT WORLDWIDE INC CLASS 'A' COM	Common Stock	2,700		128,304
WD-40 CO COM STK	Common Stock	6,600		213,576
WEBSTER FINANCIAL CORP COM STK	Common Stock	11,900		141,253
WEIS MARKETS INC COM STK	Common Stock	10,200		370,872
WERNER ENTERPRISES INC OM STK	Common Stock	6,100		120,719

(Continued)

FORM 5500, SCHEDULE H, PART IV, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2009

	Description	Number of Shares		Current Value
AMERICAN CENTURY SMALL CAP VALUE FUND (Con't)				
Common Stock (Con't)				
WESCO INTERNATIONAL INC COM STK	Common Stock	6,000	$	162,060
WESTAR ENERGY INC COM STK	Common Stock	11,600		251,952
WET SEAL INC CLASS 'A'	Common Stock	97,000		334,650
WEYCO GROUP COM STK	Common Stock	6,700		158,388
WGL HLDGS INC COM STK	Common Stock	8,800		295,152
WHITNEY HLDGS CORP COM STK	Common Stock	59,200		539,312
WILMINGTON TRUST CORP COM STK	Common Stock	12,900		159,186
WOLVERINE WORLD WIDE INC COM STK	Common Stock	7,800		212,316
YOUNG INNOVATIONS INC COM STK	Common Stock	34,500		854,910
ZEBRA TECHNOLOGIES CLASS 'A' COM STK	Common Stock	5,800		164,488
ZENITH NATIONAL INSURANCE CORP COM	Common Stock	7,400		220,224
ZIONS BANCORP COM STK	Common Stock	9,700		124,451
ZOLL MEDICAL CORP COM STK	Common Stock	8,000		213,760
ZORAN CORP COM STK	Common Stock	12,600		139,230
Total Common Stock			$	75,220,911
Preferred Stock				
ASPEN INSURANCE	Preferred Stock	40,200	$	2,107,988
CALLAWAY GOLF CO SER 'B' CNV PFD SHS	Preferred Stock	2,100		258,300
DIGITAL REALTY TRUST INC CUM CNV PRF SHS	Preferred Stock	4,400		133,513
ENTERTAINMENT PROPERTY TRUST CUM CNV PRE	Preferred Stock	7,500		186,525
HUNTINGTON BANCSHARES INC NON-CUM CNV PE	Preferred Stock	131		112,660
LEXINGTON REALITY TRUST	Preferred Stock	3,600		120,600
LODGENET INTERACTIVE CORP	Preferred Stock	90		134,775
NATIONAL RETAIL PROPERTIES INC	Preferred Stock	14,500		348,000
ODYSSEY RE HOLDINGS CORP	Preferred Stock	1,404		35,170
PS BUSINESS PARKS INC CALIF DEP SHS REP	Preferred Stock	10,600		265,318
UNIVERSAL CORP	Preferred Stock	255		277,312
Total Preferred Stock			$	3,980,161
REIT				
CAPSTEAD MTGE CORP COM STK	REIT	11,600	$	158,340
CHIMERA INVESTMENT CORPORATION COM STK	REIT	129,100		500,908
DCT INDUSTRIAL TRUST INC COM STK	REIT	45,000		225,900
GETTY REALTY CORP COM STK	REIT	4,400		103,532
HATTERAS FINANCIAL CORP	REIT	6,600		184,536
HEALTHCARE REALTY TRUST INC COM STK	REIT	7,600		163,096
HIGHWOODS PROPERTIES INC COM STK	REIT	12,000		400,200
INLAND REAL ESTATE CORP COM STK	REIT	14,500		118,175
MEDICAL PROPERTIES TRUST INC COM STK	REIT	12,400		124,000
MFA FINANCIAL INC COM STK	REIT	54,500		400,575
NATIONAL HEALTH INVESTORS COM STK	REIT	5,600		207,144
NATIONAL RETAIL PROPERTIES INC COM	REIT	6,200		131,564
OMEGA HEALTHCARE INVESTORS COM STK	REIT	10,200		198,390
SENIOR HOUSING PROPERTIES TRUST SHS	REIT	5,700		124,659
URSTADT BIDDLE PROPERTIES CLASS'A' COM	REIT	5,003		76,396
WASHINGTON REAL ESTATE INVEST TRUST SHS	REIT	4,700		129,485
Total REIT			$	3,246,900

(Continued)

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2009

	Description	Number of Shares	Current Value
AMERICAN CENTURY SMALL CAP VALUE FUND (Con't)			
Cash Equivalents			
Short-Term Investment Fund			
* J.P. Morgan U.S. Government Short-Term Investment Fund	Money Market	3,063,038	$ 3,063,038
Total Cash Equivalents			$ 3,063,038
Investment Companies			
Mutual Funds			
ISHARES TRUST RUSSELL 2000 INDEX FUND	Mutual Funds	21,900	$ 1,363,494
ISHARES TRUST RUSSELL 2000 VALUE INDEX FUND	Mutual Funds	13,000	754,520
Total Investment Companies			$ 2,118,014
TOTAL AMERICAN CENTURY SMALL CAP VALUE FUND			$ 87,629,024
UBS S&P 500 INDEX FUND	Commingled Trust	10,106,203	$ 154,776,506
ARTIO INTERNATIONAL EQUITY FUND	Mutual Fund	8,378,081	$ 236,597,001
MONEY MARKET FUND			
Western Asset Institutional Money Market Fund	Money Market	220,131,628	$ 220,131,628

(Continued)

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2009

Description	Rate of Interest	Maturity Date	Par Value	Current Value
SEIX INTERMEDIATE BOND FUND				
Government Bonds				
UNITED STATES TREAS NOTES	3.75%	11/15/2018	$ 22,107,000	$ 22,105,276
UNITED STATES TREAS NOTES	1.38%	3/15/2012	3,545,000	3,553,033
UNITED STATES TREAS NOTES	2.13%	4/30/2010	18,168,000	18,285,093
UNITED STATES TREAS NOTES	2.88%	6/30/2010	18,972,000	19,220,268
UNITED STATES TREAS NOTES	3.13%	9/30/2013	39,750,000	41,312,056
UNITED STATES TREAS NOTES	3.38%	11/15/2019	11,304,000	10,873,091
UNITED STATES TREAS NOTES	3.63%	8/15/2019	2,021,000	1,986,895
Total Government Bonds				$ 117,335,712
Mortgage-Backed Security Bonds				
GNMA I MORTPASS	6.00%	11/15/2038	1,961,185	$ 2,074,250
GNMA II MORTPASS	5.50%	8/20/2059	525,285	551,508
GNMA II MORTPASS	5.50%	8/20/2059	643,600	675,328
GNMA II MORTPASS	5.47%	3/20/2059	501,089	512,364
GNMA II MORTPASS	6.36%	4/20/2058	375,924	395,435
TBA GNMA II JUMBO	5.00%	2/15/2040	4,966,000	5,086,296
TBA GNMA II JUMBO	5.00%	1/15/2040	1,600,000	1,644,258
FHLMCGLD MORTPASS	4.50%	7/1/2024	972,805	1,000,884
FHLMCGLD MORTPASS	5.00%	2/1/2024	1,488,999	1,558,197
FHLMCGLD MORTPASS	6.50%	6/1/2038	124,448	133,327
FED NATL MORT ASSC	5.50%	11/1/2028	2,138,439	2,253,949
FNMA MORTPASS	4.50%	4/1/2023	872,306	899,120
FNMA MORTPASS	5.50%	4/1/2029	1,629,169	1,721,488
FNMA MORTPASS	5.50%	1/1/2024	1,134,869	1,202,616
FNMA MORTPASS	5.50%	7/1/2026	1,630,119	1,721,181
FNMA MORTPASS	5.00%	1/1/2023	1,541,772	1,613,751
FNMA MORTPASS	6.00%	8/1/2021	754,823	807,522
FNMA MORTPASS	6.00%	10/1/2028	2,267,711	2,417,828
FNMA PASS-THRU INT 15 YEAR	6.00%	6/1/2022	137,406	146,999
TBA FNMA SF	6.00%	1/25/2040	561,000	594,134
TBA FNMA SF	6.50%	2/25/2040	610,000	651,365
Total Mortgage-Backed Security Bonds				$ 27,661,800
Corporate Bonds				
ROCHE HLDGS INC	6.00%	3/1/2019	1,823,000	$ 2,003,205
ABBOTT LABS	5.60%	11/30/2017	1,380,000	1,498,688
AIR PRODUCTS & CHEMICALS INC	4.15%	2/1/2013	335,000	347,519
ALABAMA POWER CO.	5.80%	11/15/2013	432,000	473,382
ASTRAZENECA	5.90%	9/15/2017	2,386,000	2,651,254
AT&T INC	5.10%	9/15/2014	2,290,000	2,463,261
BANK OF NEW YORK MELLON CORP	4.95%	11/1/2012	1,201,000	1,293,452
BARCLAYS BANK PLC	2.50%	1/23/2013	364,000	363,581
BERKSHIRE HATHAWAY FINANCE CORP	4.60%	5/15/2013	481,000	507,984
BOEING CO	5.13%	2/15/2013	770,000	823,018
BP CAPITAL MARKETS	5.25%	11/7/2013	1,092,000	1,189,438
CISCO SYSTEMS INC	4.45%	1/15/2020	264,000	258,980
CISCO SYSTEMS INC	5.50%	2/22/2016	1,637,000	1,797,261
CME GROUP INC	5.40%	8/1/2013	534,000	576,300

(Continued)

FORM 5500, SCHEDULE H, PART IV, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2009

Description	Rate of Interest	Maturity Date	Par Value	Current Value
SEIX INTERMEDIATE BOND FUND (Con't)				
Corporate Bonds (Con't)				
CME GROUP INC	5.750%	2/15/2014	$ 578,000	$ 632,200
CREDIT SUISSE NEW YORK	5.300%	8/13/2019	625,000	641,859
DIAGEO	5.200%	1/30/2013	361,000	386,470
DUKE ENERGY CAROLINAS LLC	7.000%	11/15/2018	179,000	208,635
DUPONT INSTRUMENTS CORP	5.000%	7/15/2013	662,000	713,138
GENERAL DYNAMICS CORP	5.250%	2/1/2014	349,000	379,701
GENERAL ELECTRIC CO	5.000%	2/1/2013	6,817,000	7,212,113
GENERAL ELECTRIC CO	5.250%	12/6/2017	516,000	527,282
GEORGIA POWER CO	6.000%	11/1/2013	212,000	235,646
GLAXOSMITHLKLINE CAPITAL INC	5.650%	5/15/2018	704,000	759,329
GOLDMAN SACHS GROUP INC	6.000%	5/1/2014	172,000	188,128
GOLDMAN SACHS GROUP INC	7.500%	2/15/2019	162,000	188,860
HALLIBURTON CO	0.400%	9/15/2019	384,000	428,817
HEWLETT-PACKARD CO	4.500%	3/1/2013	307,000	325,470
ILLINOIS TOOL WKS INC NT	6.250%	4/1/2019	626,000	699,462
INTERNATIONAL BUS MACH CORP	7.625%	10/15/2018	1,640,000	2,002,676
JPMORGAN CHASE & CO	6.300%	4/23/2019	669,000	735,952
KIMBERLY-CLARK CORP	7.500%	11/1/2018	201,000	243,175
METLIFE INC	6.817%	8/15/2018	208,000	231,661
MORGAN STANLEY	6.625%	4/1/2018	857,000	926,561
MORGAN STANLEY	7.300%	5/13/2019	672,000	754,609
NOVARTIS SECURITIES INVESTMENT LTD	5.125%	2/10/2019	361,000	379,240
NUCOR CORP	5.850%	6/1/2018	121,000	130,388
NYSE EURONEXT INC	4.800%	6/28/2013	747,000	783,701
ORACLE CORP	5.750%	4/15/2018	893,000	965,499
PACCAR INC NT	6.375%	2/15/2012	465,000	503,918
PEPSICO INC	7.900%	11/1/2018	474,000	581,719
PFIZER INC	6.200%	3/15/2019	545,000	605,834
PRAXAIR INC	1.750%	11/15/2012	915,000	906,156
PRAXAIR INC	4.625%	3/30/2015	827,000	879,559
PROCTER & GAMBLE CO	4.600%	1/15/2014	801,000	852,886
SOUTHERN CALIF EDISON CO IST MTGBDS	5.750%	3/15/2014	708,000	782,854
TRANSCANADA PIPELINES	7.125%	1/15/2019	454,000	530,825
UNITED TECHNOLOGIES CORP	6.125%	2/1/2019	960,000	1,060,846
VERIZON COMMUNICATIONS INC	5.250%	4/15/2013	538,000	579,948
VERIZON COMMUNICATIONS INC	5.550%	2/15/2016	875,000	943,247
VERIZON COMMUNICATIONS INC	8.750%	11/1/2018	817,000	1,020,449
VERIZON WIRELESS CAPITAL/CELLCO PTN	5.550%	2/1/2014	538,000	583,879
WAL-MART STORES INC	4.550%	5/1/2013	1,881,000	2,004,121
WAL-MART STORES INC	5.800%	2/15/2018	2,293,000	2,544,664
WALGREEN CO.	4.875%	8/1/2013	506,000	543,366
Total Corporate Bonds				$ 51,852,166

(Continued)

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2009

Description	Rate of Interest	Maturity Date		Par Value		Current Value
SEIX INTERMEDIATE BOND FUND (Con't)						
CMO/REMIC						
FHLMC REMIC SERIES	5.000%	7/15/2037	$	317,829	$	331,511
Total CMO/REMIC					$	331,511
Commercial Mortgage-Backed Bonds						
GE CAPITAL COMMERCIAL MORTGAGE CORP	6.496%	1/15/2033		1,178,329	$	1,210,627
NOMURA ASSET SECURITIES CORPORATION	FLOATING	3/15/2030		904,000		996,862
BANC AMERIC COML MTG INC	5.182%	9/10/2047		1,000,000		982,081
CS FIRST BOSTON MORTGAGE SECURITIES 2005	5.100%	8/15/2038		734,000		718,778
GE CAP COMMERCIAL MORTGAGE CORPORATION	4.970%	8/11/2036		366,249		379,321
LB-UBS COMMERCIAL MORTGAGE TRUST 2005-C7	FLOATING	11/15/2030		36,000		35,385
LBS-UBS COMMERCIAL MORTGAGE TRUS VARIAB	FLOATING	11/15/2030		970,000		978,196
WACHOVIA BANK COMMERCIAL MORTGAGE TRUST	FLOATING	7/15/2042		1,567,000		1,567,019
Total Commercial Mortgage-Backed Bonds					$	6,868,269
Short-Term Investment Fund						
* J.P. Morgan U.S. Government Short-Term Investment Fund	Variable	12/31/2049		17,663,808	$	17,663,808
Total Short-Term Investment Fund					$	17,663,808
TOTAL SEIX INTERMEDIATE BOND FUND					$	221,713,266

(Continued)

AUTOMATIC DATA PROCESSING, INC.
RETIREMENT AND SAVINGS PLAN

Plan Number 002
Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2009

	Description	Number of Shares		Current Value
MONTAG & CALDWELL GROWTH FUND				
Common Stock				
3M CO COM STK	Common Stock	45,100	$	3,728,417
ABBOTT LABORATORIES COM STK	Common Stock	91,900		4,961,681
ALLERGAN INC COM STK	Common Stock	58,300		3,673,483
APPLE INC COM STK NPV	Common Stock	25,400		5,355,844
BURLINGTON NORTHERN SANTA FE CORP COM STK	Common Stock	17,400		1,715,988
CAMERON INTERNATIONAL CORP COM STK	Common Stock	79,700		3,331,460
COCA-COLA CO COM STK	Common Stock	92,200		5,255,400
COLGATE-PALMOLIVE CO COM STK	Common Stock	44,900		3,688,535
COSTCO WHOLESALE CORP COM STK	Common Stock	68,400		4,047,228
EMERSON ELECTRIC CO COM STK	Common Stock	29,700		1,265,220
FLUOR CORP (NEW) COM STK	Common Stock	55,600		2,504,224
GILEAD SCIENCES INC COM STK	Common Stock	92,800		4,016,384
GOOGLE INC COM STK	Common Stock	9,080		5,629,419
HEWLET PACKARD CO COM STK	Common Stock	113,900		5,866,989
JPMORGAN CHASE & CO COM STK	Common Stock	86,600		3,608,622
JUNIPER NETWORKS COM STK	Common Stock	95,700		2,552,319
MCDONALD'S CORP COM STK	Common Stock	77,400		4,832,856
MERCK & CO INC (NEW) COM STK	Common Stock	117,428		4,290,819
MONSANTO CO COM STK	Common Stock	13,300		1,087,275
NIKE INC CLASS 'B' COM STK NPV	Common Stock	38,400		2,537,088
NORTEL NETWORKS CORP COM	Common Stock	2		-
OCCIDENTAL PETROLEUM CORP COM	Common Stock	35,700		2,904,195
PEPSICO INC CAP STK	Common Stock	80,100		4,870,080
PROCTER & GAMBLE CO COM STK	Common Stock	41,305		2,504,322
QUALCOMM INC COM STK	Common Stock	115,500		5,343,030
RESEARCH IN MOTION COM NPV	Common Stock	57,300		3,870,042
SCHLUMBERGER COM STK	Common Stock	68,100		4,432,629
SCHWAB (CHARLES) COR COM STK	Common Stock	209,400		3,940,908
STRYKER CORP COM STK	Common Stock	43,400		2,186,058
TJX COS INC COM STK	Common Stock	96,000		3,508,800
VISA INC	Common Stock	54,400		4,757,824
WAL-MARK STORES INC COM STK	Common Stock	94,000		5,024,300
WALT DISNEY (HLDG) CO DISNEY COM STK	Common Stock	58,400		1,883,400
Total Common Stock			$	119,174,839
Short-Term Investment Fund				
* J.P. Morgan U.S. Government Short-Term Investment Fund	Money Market	1,954,318	$	1,954,318
Total Short-Term Investment Fund			$	1,954,318
TOTAL MONTAG & CALDWELL GROWTH FUND			$	121,129,157

(Continued)

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2009

	Description	Number of Shares		Current Value
COLUMBIA DIVIDEND VALUE FUND				
Common Stock				
ABBOTT LABORATORIES COM STK	Common Stock	35,320	$	1,906,927
ALLEGHENY TECHNOLOGIES INC COM STK	Common Stock	22,800		1,020,756
ALTRIA GROUP INC COM STK	Common Stock	78,000		1,531,140
AMERICAN ELECTRIC POWER CO INC COM STK	Common Stock	12,200		424,438
AMERICAN EXPRESS CO COM	Common Stock	48,400		1,961,168
ARCHER-DANIELS-MIDLAND CO UNIT	Common Stock	18,000		784,980
AT&T INC COM STK	Common Stock	170,800		4,787,524
AUTOMATIC DATA PROCESSING INC COM STK	Common Stock	36,000		1,541,520
AVON PRODUCTS INC COM STK	Common Stock	28,000		882,000
BRISTOL-MYERS SQUIBB CO COM STK	Common Stock	59,728		1,508,142
CENOVUS ENERGY INC	Common Stock	18,000		453,600
CHEVRON CORP COM STK	Common Stock	38,000		2,925,620
CHUBB CORP COM STK	Common Stock	15,000		737,700
COCA-COLA CO COM STK	Common Stock	12,950		738,150
CONOCOPHILLIPS COM STK	Common Stock	21,000		1,072,470
DEERE & CO COM STK	Common Stock	22,500		1,217,025
DOMINION RESOURCES INC (VIRGINIA) COM STK	Common Stock	12,775		497,203
DOVER CORP COM STK	Common Stock	26,341		1,096,049
DU PONT (E.I.) DE NEMOURS & CO COM STK	Common Stock	26,050		877,103
EATON VANCE CORP COM NON BTG	Common Stock	38,000		1,155,580
EMERSON ELECTRIC CO COM STK	Common Stock	26,500		1,128,900
ENCANA CORP COM NPV	Common Stock	48,500		1,570,915
ENTERGY CORP COM STK	Common Stock	7,800		638,352
EXELON CORP COM STK NPV	Common Stock	12,000		586,440
EXXON MOBIL CORP COM STK NPV	Common Stock	61,500		4,193,685
FEDERATED INVESTORS INC COM STK CLASS 'B'	Common Stock	22,000		605,000
FIRSTENERGY CORP COM STK	Common Stock	8,300		385,535
FOOT LOCKER INC COM STK	Common Stock	57,850		644,449
FPL GROUP INC COM STK	Common Stock	11,330		598,451
GALLAGHER (ARTHUR J.) & CO COM	Common Stock	30,525		687,118
GAP INC COM STK	Common Stock	41,675		873,091
GENERAL ELECTRIC CO. COM STK	Common Stock	124,075		1,877,255
GENERAL MILLS INC COM STK	Common Stock	11,815		836,620
HEINZ (H.J.) CO COM STK	Common Stock	35,785		1,530,167

(Continued)

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2009

	Description	Number of Shares		Current Value
COLUMBIA DIVIDEND VALUE FUND (Con't)				
Common Stock (Con't)				
HEWLETT-PACKARD CO COM STK	Common Stock	40,760	$	2,099,548
HOME DEPOT INC COM STK	Common Stock	72,300		2,091,639
HONEYWELL INTERNATIONAL INC COM STK	Common Stock	36,200		1,419,040
INTEL CORP COM STK	Common Stock	151,180		3,084,072
INTERNATIONAL BUS MACH CORP COM STK	Common Stock	33,065		4,328,209
INTERNATIONAL FLAVORS & FRAGRANCES COM	Common Stock	20,820		856,535
JOHNSON & JOHNSON COM STK	Common Stock	43,030		2,771,562
JPMORGAN CHASE & CO COM STK	Common Stock	91,000		3,791,970
KIMBERLY-CLARK CORP COM STK	Common Stock	29,000		1,847,590
KRAFT FOODS INC COM STK NPV CLS 'A'	Common Stock	22,000		597,960
LINEAR TECHNOLOGY CORP COM STK NPV	Common Stock	14,000		427,560
MCDONALD'S CORP COM STK	Common Stock	47,055		2,938,114
MCGRAW-HILL COS INC (THE) COM STK	Common Stock	22,625		758,164
MEAD JOHNSON NUTRITION	Common Stock	44,078		1,926,213
MERCK & CO INC (NEW) COM STK	Common Stock	127,589		4,662,102
MEREDITH CORP COM STK	Common Stock	38,000		1,172,300
METLIFE INC COM STK	Common Stock	37,590		1,328,806
MICROSOFT CORP COM STK	Common Stock	132,270		4,032,912
MORGAN STANLEY COM STK	Common Stock	49,400		1,462,240
MURPHY OIL CORP COM	Common Stock	14,000		758,800
NATIONAL FUEL GAS CO COM STK	Common Stock	18,300		915,000
NORDSTROM INC COM STK NPV	Common Stock	22,800		856,824
NORFOLK SOUTHERN CORP COM STK	Common Stock	21,300		1,116,546
NORTHERN TRUST CORP COM STK	Common Stock	30,000		1,572,000
NUCOR CORP COM STK	Common Stock	32,600		1,520,790
OCCIDENTAL PETROLEUM CORP COM	Common Stock	19,500		1,586,325
PARKER-HANNIFIN CORP COM STK	Common Stock	20,300		1,093,764
PEOPLES UNITED FINANCIAL INC COM	Common Stock	19,500		325,650
PEPSICO INC CAP STK	Common Stock	9,965		605,872
PFIZER INC COM STK	Common Stock	157,935		2,872,838
PG&E CORP COM STK NPV	Common Stock	14,000		625,100
PHILIP MORRIS INTERNATIONAL INC NPV	Common Stock	66,400		3,199,816
PNC FINANCIAL SERVICES GROUP COM STK	Common Stock	24,930		1,316,055
PPL CORP COM STK	Common Stock	18,300		591,273
PRICE T ROWE GROUP INC COM STK	Common Stock	22,185		1,181,351
PROCTER & GAMBLE CO COM STK NPV	Common Stock	36,000		2,182,680
PUBLIC SERVICE ENTERPRISE GROUP INC COM	Common Stock	23,100		768,075

(Continued)

FORM 5500, SCHEDULE H, PART IV, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2009

	Description	Number of Shares		Current Value
COLUMBIA DIVIDEND VALUE FUND (Con't)				
Common Stock (Con't)				
RAYONIER INC COM STK NPV	Common Stock	3,170	$	133,647
RAYTHEON CO COM STK	Common Stock	27,800		1,432,256
RENAISSANCERE HLDGS COM STK	Common Stock	12,200		648,430
RPM INTERNATIONAL INC COM STK	Common Stock	34,000		691,220
SHERWIN-WILLIAMS CO COM STK	Common Stock	37,100		2,287,215
SMITH INTERNATIONAL INC COM STK	Common Stock	24,500		665,665
SMUCKER (J.M) CO COM STK NPV	Common Stock	12,000		741,000
SONOCO PRODUCT+A409S CO COM STK NPV	Common Stock	28,000		819,000
STAPLES INC COM STK	Common Stock	32,606		801,781
TEXAS INSTRUMENTS INC COM STK	Common Stock	29,050		757,043
TIME WARNER INC	Common Stock	60,700		1,768,798
TJX COS INC COM STK	Common Stock	18,000		657,900
UNITED TECHNOLOGIES CORP COM STK	Common Stock	25,200		1,749,132
UNUM GROUP COM	Common Stock	60,829		1,187,382
US BANCORP DELAWARE COM STK	Common Stock	58,885		1,325,501
VERIZON COMMUNICATIONS INC COM STK	Common Stock	114,800		3,803,324
WAL-MART STORES INC COM STK	Common Stock	41,650		2,226,192
WASTE MANAGEMENT INC COM STK	Common Stock	44,835		1,515,871
WELLS FARGO & CO COM STK	Common Stock	60,645		1,636,809
WINDSTREAM CORP COM STK	Common Stock	24,465		268,870
BHP BILLITON LIMITED ADR EACH REP 2 ORD	Common Stock	14,800		1,133,384
CANON INC ADR (CNV INTO 1 ORD SHS NPV)	Common Stock	21,375		904,590
DIAGEO ADR EACH REPR 4 ORD	Common Stock	22,000		1,527,020
ROYAL DUTCH SHELL ADR EACH REPR 2 'A' SHS	Common Stock	60,000		3,606,600
Total Common Stock			$	140,248,998
Cash Equivalents				
Short-Term Investment Fund				
* J.P. Morgan U.S. Government Short-Term Investment Fund	Money Market	2,120,744	$	2,120,744
Total Cash Equivalents			$	2,120,744
Investment Companies				
Mutual Funds				
SPDR S&P 500 ETF TRUST	Mutual Funds	41,500		4,624,760
Total Investment Companies			$	4,624,760
TOTAL COLUMBIA DIVIDEND VALUE FUND			$	146,994,502
TRUSCO SMALL CAP GROWTH FUND				
Common Stock				
TICC CAPITAL CORP COM	Common Stock	57	$	345
Total Common Stock			$	345
TOTAL TRUSCO SMALL CAP GROWTH FUND			$	345

(Continued)

AUTOMATIC DATA PROCESSING, INC.
RETIREMENT AND SAVINGS PLAN

Plan Number 002
Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2009

	Description	Number of Shares		Current Value
Retirement Income				
JPMORGAN SMARTRETIREMENT INCOME	Commingled Trust	1,770,357	$	20,589,254
Retirement 2010				
JPMORGAN SMARTRETIREMENT 2010	Commingled Trust	2,215,726	$	26,189,881
Retirement 2015				
JPMORGAN SMARTRETIREMENT 2015	Commingled Trust	3,886,376	$	45,703,785
Retirement 2020				
JPMORGAN SMARTRETIREMENT 2020	Commingled Trust	8,348,964	$	99,519,652
Retirement 2030				
JPMORGAN SMARTRETIREMENT 2030	Commingled Trust	6,699,108	$	77,709,658
Retirement 2040				
JPMORGAN SMARTRETIREMENT 2040	Commingled Trust	4,199,895	$	48,508,786
Growth Index Fund				
BLACKROCK RUSSELL 2000 GROWTH FUND	Commingled Trust	15,505,825	$	120,015,087
Total Investment Funds			$	1,865,648,079
*Participant loans receivable - with original loan amounts ranging from $1,000 to $50,000 with interest rates ranging from 4.25% to 10.5% collateralized by the participant's vested interest in the account balance. The loan maturity dates range from 2010 to 2015				58,555,434
TOTAL INVESTMENTS			$	1,924,203,513

(Concluded)

*Permitted party-in-interest
Cost information is not required for participant directed investments and is therefore not included.

See Report of Independent Registered Public Accounting Firm.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AUTOMATIC DATA PROCESSING, INC.
RETIREMENT AND SAVINGS PLAN
(Name of Plan)



Date: June 18, 2010

Michael A. Bonarti
Trustee of the Plan
Corporate Vice President, General Counsel and Secretary
Automatic Data Processing, Inc.

Exhibit 23-1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statements Nos. 333-110395, 333-75468, 333-90540 and 333-146565 of Automatic Data Processing Inc. Retirement and Savings Plan on Form S-8 of our report dated June 16, 2010, appearing in this Annual Report on Form 11-K of Automatic Data Processing Inc. Retirement and Savings Plan for the year ended December 31, 2009.

J.H. Cohn LLP

Roseland, New Jersey
June 16, 2010